[USA Truck, Inc. Letterhead]

May 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:   USA Truck, Inc.

Registration Statement on Form S-3

File No. 333-224571

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Time, on Friday, May 11, 2018, or as soon thereafter as practicable.

The Registrants respectfully request a copy of the written order verifying the effective date. If you have any questions or comments, please contact Jeffrey E. Beck, of Snell & Wilmer L.L.P., at (602) 382-6316 or jbeck@swlaw.com. Thank you for your assistance with this request.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

USA Truck, Inc.

By:	/s/ Zachary King
Name:	Zachary King
Title:	Vice President, Corporate Controller

[SIGNATURE PAGE TO REQUEST FOR ACCELERATION]